FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January 2003

AUDIOCODES LTD.

(Translation of Registrant’s Name into English)

4 Hahoresh Road, Yehud 56470 • ISRAEL

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes

No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

On January 28, 2003, AudioCodes Ltd. (the “Company”) issued a press release announcing revenues and net loss for the fourth quarter of 2002, the progress of its share repurchase program and other recent developments.  A copy of this press release is annexed hereto as Exhibit 1.

The following document is attached hereto and incorporated by reference herein:

Exhibit 1.

Press Release, January 28, 2003, announcing revenues and net loss for the fourth quarter of 2002, the progress of the Company’s share repurchase program and other recent developments.

The information set forth in the first, second, third, and fourth paragraphs of, and the information contained under the heading “Stock Repurchase Program” in, and the consolidated balance sheet and consolidated statements of operations data contained in, the press release attached as Exhibit 1 to this Report on Form 6-K, is hereby incorporated by reference into (i) the Registrant’s Registration Statement on Form F-3, Registration No. 333-12346; (ii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-11894; (iii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-13268; and (iv) the Registrant’s Registration Statement on Form S-8, Registration No. 333-13378.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.

(Registrant)

By:

/s/ SHABTAI ADLERSBERG

     Shabtai Adlersberg

Dated:

January 29, 2003

EXHIBIT INDEX

Exhibit No.

Description

1

Press Release, dated January 28, 2003, announcing revenues and net loss for the third quarter of 2002, the progress of the Company’s share repurchase program and other recent developments.

Exhibit 1

Company Contact:	IR Agency Contact:
C.O.O. & C.F.O.	The Global Consulting Group
Mike Lilo 972 (3) 539-4000 mikel@audiocodes.com	Erik Knettel (212) 807 5057 erik.knettel@tfn.com	4 HaHoresh Street, P.O. Box 14 Yehud, 56470 Israel Tel: +972-3-5394000 Fax: +972-3-5394040

AudioCodes Reports Fourth Quarter

and Full Year 2002 Financial Results

 AudioCodes Achieves Fifth Consecutive Quarter of Revenue Growth

Yehud, Israel – January 28, 2003 – AudioCodes Ltd. (NASDAQ: AUDC), a leading provider of Voice over Packet (VOP) technologies and systems, today announced financial results for the fourth quarter and full year ended December 31, 2002.

Revenues for the fourth quarter ended December 31, 2002 were $7.6 million compared to $7.2 million for the quarter ended September 30, 2002 and $5.5 million for the quarter ended December 31, 2001.  Fourth quarter revenues grew 6 % sequentially and increased 37 % compared to the fourth quarter of 2001. Net loss for the fourth quarter of 2002 was $2.9 million, or $(0.08) per basic and diluted share, compared to a net loss of $5.0 million, or $(0.13) per basic and diluted share, for the corresponding period last year.

Revenues for the year ended December 31, 2002 were $27.2 million compared to $35.7 million in 2001. Net loss for the year ended December 31, 2002 was $13.9 million, or $(0.36) per basic and diluted share, compared to a net loss of $13.3 million, or $(0.34) per basic and diluted share in 2001.  Results for the year ended December 31, 2001 included a charge of $5.3 million for the write-off of inventory, a charge of $1.0 million for bad debt expense and a write-down of $750,000 relating to a minority equity investment.

Cash, cash equivalents and short-term deposits as of December 31, 2002 were $110.9 million compared to $116.3 million as of September 30, 2002 and $130.1 million as of December 31, 2001.

"AudioCodes fourth quarter financial results reflect the fifth consecutive quarter of revenue growth and reduction in net loss," said Shabtai Adlersberg, President, Chairman and CEO of AudioCodes. "2002 was a year of building and diversifying our customer base while expanding our geographical distribution network. We achieved this growth parallel to the successful launch of our new media gateway system products for wireline, wireless and cable applications.  Based on these achievements, we expect 2003 to be an eventful year with increased deployments of our new system products, continued growth within our core VOP technology business and the launch of innovative new products. We see signs that our sustained investment in R&D and product development is bearing fruit, resulting in a continuing flow of design wins and increased market share.  Based on this outlook, we continue forward with our plan to return the Company to profitability in the fourth quarter of 2003.  We are committed to achieving this goal."

Fourth Quarter 2002 Operational Highlights

During the fourth quarter of 2002, AudioCodes announced the launch and availability of several new products, including:

- Mediant 5000 Media Gateway - This mid-density VOP media gateway meets the needs of Network Equipment Providers (NEPs) and softswitch vendors for a solution that addresses the cost, feature and reliability requirements of both service providers for small to medium points of presence (POPs) and enterprises with large campuses and call centers.

- Stretto 5000 Media Gateway - This wireless media gateway meets the growing demands of wireless packet core networks, NEPs and wireless softswitch vendors.  This mid-density solution meets the requirements of service providers for small to medium cellular switching deployments and enterprises with large campuses.

- Element Management System (EMS) - Dedicated to managing AudioCodes' Mediant, Stretto and MediaPack™ media gateway platforms. The web-based EMS is designed to simplify operations, provide easy-to-use interfaces and integrate smoothly into the overall operations of a carrier-class packet voice network.

- TrunkPack® 2810 cPCI Media Gateway  - The TP-2810 was developed for use by original equipment manufacturers in central office and large enterprise applications. Developers will find the TP-2810 suitable for high-density VoIP gateways, large IP-enabled call centers, media servers and Next Generation Digital Loop Carriers (NGDLCs) using a T3 PSTN interface.  TP-2810 is hostless and offers great flexibility for managing and implementing a distributed gateway architecture that separates call-processing functions from media streaming functions, resulting in better redundancy, scalability and higher system availability.

- AC491 High Density Voice Over Packet Processor - The AC491 processor meets the increasing requirement for higher-density DSP based solutions for Voice over Packet media gateways in wireline, wireless and cable applications. Featuring over 100 Low Bit Rate channels, rich functionality, low power and small footprint, the new AC491 is designed to set a new level of performance for high density Voice over Packet gateway solutions.

Stock Repurchase Program

Pursuant to AudioCodes’ previously announced share repurchase program, the Company repurchased 805,600 of its ordinary shares during the fourth quarter of 2002 for an aggregate purchase price of $1.7 million. During the first quarter of 2003, the Company repurchased additional shares, and has completed 98.6 % of the authorization to repurchase an aggregate of four million shares.  AudioCodes originally authorized a two million share repurchase plan in January, 2001 and later increased the program by an additional two million shares in April, 2002.

Conference Call Details

AudioCodes will conduct a conference call on January 29, 2003 to discuss the fourth quarter and full year 2002 financial results, which will be simultaneously web cast at 9:00 A.M. Eastern Time. Investors are invited to listen to the call live via web cast at the AudioCodes corporate web site at http://www.audiocodes.com.

About AudioCodes

Founded in 1993, AudioCodes Ltd. (NASDAQ: AUDC) enables the new voice infrastructure by providing network equipment providers and system integrators with innovative, reliable and cost-effective voice over packet media gateway and media processing technology and systems solutions.  The company is a market leader in voice compression technology and the key originator of the ITU G.723.1 standard for the emerging Voice over IP market. AudioCodes' has built on its market leading core technology expertise to develop enabling technology products and a carrier-grade product line that continues to facilitate the evolving demands of the new wireline, wireless and cable communications infrastructure.  AudioCodes products include its highly flexible, scalable, and leading edge media gateway systems, VoIP communication boards, VoIP media gateway modules, VoP chip processors, and analog media gateways for access and enterprise solutions. Its customers include the leading global telecom and datacom network equipment providers. AudioCodes' international headquarters and R&D facilities are located in Israel, with U.S. headquarters in San Jose, California.

For more information on AudioCodes, visit http://www.audiocodes.com or call
+1 (408) 577-4088.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; and other factors detailed in AudioCodes' filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

AudioCodes, AC, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant and IPmedia are trademarks or registered trademarks of AudioCodes Limited.  All other products or trademarks are property of their respective owners.

Summary financial data follows

AUDIOCODES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2002	2001
ASSETS

CURRENT ASSETS
Cash, cash equivalents and short-term deposits	$ 110,873	$ 130,070
Trade receivables	4,443	3,437
Other receivables and prepaid expenses	1,959	1,147
Inventories	4,677	6,536

Total current assets	121,952	141,190

SEVERANCE PAY FUND	2,496	1,772

FIXED ASSETS, NET	5,067	5,004

INVESTMENTS	599	450

Total assets	$ 130,114	$ 148,416

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Trade payables	$ 2,402	$ 1,634
Other payables and accrued expenses	11,180	13,314

Total current liabilities	13,582	14,948

ACCRUED SEVERANCE PAY	2,848	2,213

Total shareholders' equity	113,684	131,255

Total liabilities and shareholders' equity	$ 130,114	$ 148,416

AUDIOCODES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

Year ended		Three months ended
December 31,		December 31,
2002	2001	2002	2001
		(Unaudited)

Revenues	$ 27,189	$ 35,734	$ 7,605	$5,538

Cost of revenues	13,006	16,641	3,467	3,149
Write-off excess inventory	--	5,301	--	--

Gross profit	14,183	13,792	4,138	2,389
Operating expenses
Research and development	13,022	13,807	3,419	3,430
Sales and marketing	14,288	13,852	3,377	3,401
General and administrative	3,353	4,044	793	947
Bad debt charge	--	1,000	--	--

Total operating expenses	30,663	32,703	7,589	7,778

Operating income (loss)	(16,480)	(18,911)	(3,451)	(5,389)
Other expenses	--	750	--	750
Financial income, net	2,623	6,388	550	1,119

Income before income taxes (loss)	(13,857)	(13,273)	(2,901)	(5,020)
Income taxes	--	--	--	(22)

Net income (loss)	$ (13,857)	$ (13,273)	$ (2,901)	$ (4,998)

Basic and diluted earnings (loss) per share	$ (0.36)	$ (0.34)	$ (0.08)	$ (0.13)
Number of shares used in computing basic and diluted earnings per share (in thousands)	38,518	39,591	37,836	38,861